SECURITIES AND EXCHANGE COMMISSION

                 Washington, DC 20549

                     SCHEDULE 13G

     Under the Securities and Exchange Act of 1934


                  (Amendment No.  2 )


                     CONNECT, INC.
                   (Name of Issuer)

             Common Stock, $.001 par value
            (Title of Class of Securities )


                       207528100
                    (CUSIP NUMBER)

                   December 31, 1998
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Name of Reporting Person      Quaestus Partner Fund
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       Wisconsin
     Organization

     Number of                (5)  Sole Voting Power 0
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 0

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         0
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9       0%

12)  Type of Reporting
     Person (See Instructions)     PN

1)   Name of Reporting Person      Quaestus Limited Partnership
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       Wisconsin
     Organization

     Number of                (5)  Sole Voting Power   1,015
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 1,015

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         1,015
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9       Less than 1%

12)  Type of Reporting
     Person (See Instructions)     PN

1)   Name of Reporting Person      Network Partners
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       Wisconsin
     Organization

     Number of                (5)  Sole Voting Power 24,200
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 24,200

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         24,200
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9       Less than 1%

12)  Type of Reporting
     Person (See Instructions)     PN

1)   Name of Reporting Person      Richard W. Weening
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power 0
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 0

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         0
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9       0%

12)  Type of Reporting
     Person (See Instructions)     IN, HC

1)   Name of Reporting Person      Charles Wright
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power 411
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 411

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         411
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9       Less than 1%

12)  Type of Reporting
     Person (See Instructions)     IN

1)   Name of Reporting Person      Quaestus Management Corp.
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power   5,333
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 5,333

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         5,333
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9       Less than 1%

12)  Type of Reporting
     Person (See Instructions)     CO

1)   Name of Reporting Person      Terrence J. Leahy
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power   604
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 604

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         604
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9       Less than 1%

12)  Type of Reporting
     Person (See Instructions)     IN

Item 1(a) Name of Issuer.

          CONNECT, Inc.

Item 1(b) Address of Issuer's Principal Executive
Office's

          515 Ellis Street
          Mountain View, CA  94043

Item 2(a) Names of Persons Filing.

          Quaestus Limited Partnership
          Quaestus Partner Fund
          Network Partners
          Quaestus Management Corp.
          Richard W. Weening
          Charles Wright
          Terrence J. Leahy

Item 2(b) Address of Principal Business Office:

          111 E. Kilbourn Avenue, Suite 2700
          Milwaukee, WI  53202

Item 2(c) Citizenship:

               Quaestus Limited Partnership, Quaestus
          Partner Fund and Network Partners are
          Wisconsin limited partnerships; Quaestus
          Management Corp. is a Delaware corporation;
          Messrs. Weening, Wright and Leahy are United
          States citizens.

Item 2(d) Title of Class of Securities.

          Common Stock, $.001 par value

Item 2(e) CUSIP Number.

          207528100

Item 3         If this statement is filed pursuant to
               Rule 13d-1(b), or 13d-2(b) or (c),
               check whether the person filing is a:

                         (a)  ___  Broker or dealer
                    registered under Section 15 of the
                    Act (15 U.S.C. 78o).
                         (b)  ___  Bank as defined in
                    Section 3(a)(6) of the Act (15
                    U.S.C. 78c).
                         (c)  ___  Insurance company as
                    defined in Section 3(a)(19) of the
                    Act (15 U.S.C. 78c).
                         (d)  ___  Investment company
                    registered under Section 8 of the
                    Investment Company Act of 1940 (15
                    U.S.C. 80a-8).

                         (e)  ___  An investment
                    adviser in accordance with 240.13d-
                    1(b)(1)(ii)(E);
                         (f)  ___  An employee benefit
                    plan or endowment fund in
                    accordance with 240.13d-
                    (b)(1)(ii)(F);
                         (g)  ___  A parent holding
                    company or control person in
                    accordance with 240.13d-
                    1(b)(ii)(G);
                         (h)  ___  A savings
                    association as defined in Section
                    3(b) of the Federal Deposit
                    Insurance Act (12 U.S.C. 1813);
                         (i)  ___  A church plan that
                    is excluded from the definition of
                    an investment company under Section
                    3(c)(14) of the Investment Company
                    Act of 1940 (15 U.S.C. 80a-3);
                         (j)  ___  Group, in accordance
                    with
                    240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

(a)  Amount Beneficially Owned

     See reporting person's cover sheet.

(b)  Percent of Class

     See reporting person's cover sheet.

(c)  Number of shares as to which such person has

     Each reporting person has sole voting and dispositive power over the indicated shares.

Item  5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report that as
     of the date hereof, the reporting person has
     ceased to be the beneficial owner of more than
     five percent of the class of securities, check the
     following.                 [X]

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent
         Holding Company.

          Not Applicable

Item 8. Identification and Classification of Members of the Group.

           Quaestus Partner Fund (PN);
           Quaestus Limited Partnership (PN);
           Network Partners (PN);
           Quaestus Management Corp. (CO);
           Richard W. Weening (IN);
           Charles Wright (IN);
           Terrence J. Leahy (IN)

Item 9.  Notice of Dissolution of the Group.

          Not Applicable

Item 10. Certification.

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 15, 1999
-----------------
Date


QUAESTUS LIMITED PARTNERSHIP


/s/ Richard W. Weening
---------------------------------
Richard W. Weening, President of
Corporate General Partner
                                   /s/ Richard W. Weening
                                   -----------------------
                                   Richard W. Weening

QUAESTUS PARTNER FUND

                                   /s/ Charles Wright
/s/ Richard W. Weening             -------------------------
-----------------------------      Charles Wright
Richard W. Weening, President
of Corporate General Partner

                                   /s/ Terrence J. Leahy
                                   --------------------------
                                   Terrence J. Leahy


NETWORK PARTNERS


/s/ Richard W. Weening
------------------------------
Richard W. Weening, President
of Corporate General Partner


QUAESTUS MANAGEMENT CORP.


/s/ Richard W. Weening
------------------------------
Richard W. Weening, President

</TEXT